Arque Capital, Ltd.
7501 East McCormick Parkway
Suite 111 North Court
Scottsdale, Arizona  85258

May 14, 2012

TRANSMITTED VIA EDGAR

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
GWG Life Settlements, LLC (the “Guarantor”)
Post-Effective Amendment No. 3 to Registration Statement on Form S-1/A
Filed on May 14, 2012 (the “Registration Statement”)
SEC File Nos. 333-174887 and 333-174887-01

Dear Mr. Riedler:

In connection with the above-identified Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we hereby advise you that between April 30, 2012, and the date hereof, copies of the Company’s Preliminary Prospectus dated April 30, 2012, were distributed as follows: 24 copies to prospective dealers and 46 copies to prospective investors.

We hereby join in the request of GWG Holdings, Inc. and GWG Life Settlements, LLC (collectively, the “Registrants”) for acceleration of the effective date of the above-identified Registration Statement so that it becomes effective at 9:00 a.m., Washington, D.C. time, on Tuesday, May 15, 2012, or as soon thereafter as is practicable.

The undersigned hereby confirms that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including without limitation Rule 15c2-8 under the Exchange Act and the prospectus-delivery requirements therein), as they relate to the proposed public offering of securities by the Registrants as specified in the Registration Statement; and we have been advised by all dealers expected to participate in the offering of such securities that they are aware of their responsibilities under the Securities Act and Exchange Act (including without limitation Rule 15c2-8 and the prospectus-delivery requirements therein).  In particular, sufficient copies of the above-described Preliminary Prospectus have been delivered to all dealers expected to participate in the offering of securities by the Registrants pursuant to the Registration Statement, and all persons reasonably expected to purchase securities have been furnished with a copy of the Preliminary Prospectus.

[Signature page follows]

Sincerely,

ARQUE CAPITAL, LTD.

By:	/s/ Michael C. Ning
Michael C. Ning
President and Chief Executive Officer